

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Lisa Grow
Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702

> **Re: IDACORP, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **File No. 001-14465**

Dear Ms. Grow:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation